UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 13)

State Auto Financial Corporation

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

855-707105

(CUSIP Number)

May 10, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

Schedule 13G/A (Amendment No. 13)

CUSIP No.: 855-707105

1	NAME OF REPORTING PERSON State Automobile Mutual Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ The reporting person disclaims membership in any group. (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
	5	SOLE VOTING POWER 25,264,627 Common Shares as of May 10, 2013
	6	SHARED VOTING POWER -0- Common Shares as of May 10, 2013
	7	SOLE DISPOSITIVE POWER 25,264,627 Common Shares as of May 10, 2013
	8	SHARED DISPOSITIVE POWER -0- Common Shares as of May 10, 2013
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,264,627 Common Shares as of May 10, 2013
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 62.4% as of May 10, 2013
12	TYPE OF REPORTING PERSON IC

Items 1 Through 10

of

Schedule 13G/A (Amendment No. 13)

for

State Automobile Mutual Insurance Company

Item 1.

(a)	Name of Issuer: State Auto Financial Corporation (“State Auto Financial”)

(b)	Address of Issuer’s Principal Executive Offices: 518 East Broad Street, Columbus, Ohio 43215

Item 2.

(a)	Name of Person Filing: State Automobile Mutual Insurance Company (“State Auto Mutual”)

(b)	Address of Principal Business Office:

518 East Broad Street, Columbus, Ohio 43215

(c)	Place of Organization: Ohio

(d)	Title of Class of Securities: Common Shares, without par value (the “STFC Shares”)

(e)	CUSIP Number: 855-707105

Item 3.	Not Applicable.

Item 4.	The information contained in rows 5 through 9, inclusive, and row 11 of the cover page are incorporated herein by reference.

Item 5.	Not Applicable.

Item 6.	Not Applicable.

Item 7.	Not Applicable.

Item 8.	Not Applicable.

Item 9.	Not Applicable.

Item 10.	Not Applicable.

Explanatory Note

State Auto Mutual has historically owned in excess of 60% of the outstanding STFC Shares, and the Board of Directors of State Auto Mutual has determined that it is in State Auto Mutual’s best interest to maintain this level of ownership interest or greater. However, equity issuances by State Auto Financial (including option, share and restricted share issuances under employee benefit plans of State Auto Financial), have a dilutive effect on, and have reduced, State Auto Mutual’s ownership interest. Accordingly, using quarterly cash dividends received on its STFC Shares, State Auto Mutual intends to engage in open market purchases of STFC Shares from time to time and in such amounts to maintain a greater than 60% ownership interest in the outstanding STFC Shares. State Auto Mutual does not intend to materially increase its historical ownership interest in STFC shares through these purchases. Purchases by State Auto Mutual may be commenced at any time after the filing of this Schedule 13G/A and may be terminated at any time thereafter. Purchases of STFC Shares by State Auto Mutual will be made only during open trading windows as declared by State Auto Financial.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

STATE AUTOMOBILE MUTUAL INSURANCE COMPANY

May 10, 2013	By	/s/ James A. Yano
James A. Yano, Vice President and General Counsel